
WITS GOLD

A long term option on gold

Witwatersrand Consolidated Gold Resources Ltd
Reg. No: 2002/031365/06
70 Fox Street, Johannesburg, South Africa
P O Box 61147, Marshalltown, 2107
Tel: +27 11 832 1749 Fax: +27 11 838 3208
www.witsgold.com
TSX: WGR JSE: WGR

Rule 12g3-2(b) File No. 82-34986

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.




09046209

30 April 2009

Re: Witwatersrand Consolidated Gold Resources Limited
Rule 12g3-2(b) File No. 82-34986

Dear Sirs:

The enclosed supplemental information is being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Witwatersrand Consolidated Gold Resources Limited (the "**Company**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) under the Act with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Ms L Firth
Financial Controller

Email: LindaF@witsgold.com
Enclosure: 4 Pages

FILE NO - 82-34986

WGR - Wits Gold - Completes Drilling Programmes In The Free State And Potchefstroom Goldfields

Release Date: 08/04/2009 14:00:02 Code(s): WGR

WGR - Wits Gold - Completes drilling programmes in the Free State and Potchefstroom Goldfields

Witwatersrand Consolidated Gold Resources Limited
('Wits Gold' or 'the Company')
(Incorporated in the Republic of South Africa)
Registration Number 2002/031365/06
JSE Code: WGR
ISIN: ZAE000079703
TSX Code: WGR
CUSIP Number: S98297104

WITS GOLD COMPLETES DRILLING PROGRAMMES IN THE FREE STATE AND POTCHEFSTROOM GOLDFIELDS

Wits Gold (JSE: WGR; TSX: WGR; ADR: WIWTY.PK) wishes to announce the completion of its drilling programme in the shallow De Bron project, immediately south of the Merriespruit Section of Harmony Gold Mine. A total of 24 boreholes have now been completed in the De Bron area, of which 19 have intersected Witwatersrand reefs at depths in the range of 460-1270 metres below surface. The final assay results for the most recent drilling are reported as follows:

Borehole	Depth (m)	Width (cm)	Gold (g/t)	Gold (cm.g/t)	U3O8 (kg/t)	U3O8 (cm.kg/t)
Beatrix Reef						
DWN25	497.2	117.0	9.19	1075	0.020	2.37
DWN26	1139.0	100.1	3.14	314	0.170	17.03
Kalkoenkrans Reef						
DWN26	1141.7	126.9	1.15	145	0.023	2.94
B Reef						
DWN25	508.0	210.9	3.75	792	0.102	21.57
DWN26	1144.0	111.2	1.36	152	0.032	3.56
Leader Reef						
DWN25	532.3	124.4	18.15	2259	0.562	69.95
DWN26	1158.8	107.6	3.92	422	0.202	21.71

DWN27 drilled behind subcrop

FILE NO. 82-34986

Wits Gold has engaged Snowden Mining Industry Consultants (`Snowden`) to produce an updated resource estimate for De Bron. This information will provide the basis for a number of alternative mine designs to be constructed by the Ukwazi Group followed by an economic pre-feasibility study to be undertaken by Turnberry Projects. It is anticipated that the results of this study will be available during the period June-July 2009. The De Bron study will both incorporate and supplement the results from the pre-feasibility investigation that the Company is presently undertaking for the adjacent Bloemhoek project area that is expected to be completed during the April-May, 2009 timeframe.

In the Potchefstroom Goldfield, the Company has also completed two boreholes in the Kleinfontein project. Based on historic drilling results from the Carbon Leader and Middelvlei Reefs in this area, Snowden previously estimated an inferred resource of 47.2Mt at 6.1g/t Au, equivalent to 9.2Moz of gold. This resource estimate was presented in an National Instrument 43-101 compliant report entitled `Mineral properties in the Southern Free State, Potchefstroom and Klerksdorp Goldfields, South Africa` dated November, 2007 that was compiled by G Gilchrist and S Hackett of Snowden. Wits Gold has subsequently attempted to expand this resource further northwards where these reefs subcrop against the Transvaal cover rocks. However, the Carbon Leader and Middelvlei reefs were only intersected in one of the boreholes due to the presence of faults. The other, undeformed intersections suggested that the Carbon Leader is only sporadically developed in this extreme northern area. Consequently, any supplementary resources are likely to be provided by the Middelvlei Reef only. The relevant geological and sampling information from the Kleinfontein area are reported as follows:

Borehole	Depth (m)	Width (cm)	Gold (g/t)	Gold (cm.g/t)	U308 (kg/t)	U308 (cm.kg/t)
Black Reef						
WVL1	1107.4	28.0	0.97	27	0.418	11.71
WBB1	1050.9	16.8	0.66	11	0.191	3.20
Middlvlei						
WVL1	Fault					
WBB1	1556.6	136.1	3.57	486	0.112	15.21
Carbon Leader						
WVL1	Fault					
WBB1	1637.0	30.3	<0.1	Trace	<0.001	Trace

Quality Assurance, Quality Control and Qualified Persons

Exploration at both the De Bron and Kleinfontein projects is being conducted under the supervision of Mr Russell Dell (M.Sc Geology), manager for these projects. Mr Dell is a geologist with more than 20 years experience in gold exploration in the Witwatersrand Basin. He is a registered Professional Natural Scientist ("Pr.Sci.Nat.") with the South African Council for Natural Scientific Professionals ("SACNASP") and is a member of the Geological Society of South Africa. Mr Dell is a full time employee of Wits Gold and has assisted in compiling the information in this release.

The Company's Exploration Manager, Mr Dirk Muntingh, the Company's Qualified Person for both projects, as defined under National Instrument 43-101, is responsible for the

technical material in this release. Mr Muntingh (M.Sc. Geology) is a registered Professional Natural Scientist ("Pr.Sci.Nat.") with the South African Council for Natural Scientific Professionals ("SACNASP") and has 17 years of experience in gold exploration. The content of this release has been compiled by Mr Muntingh.

Drill holes were drilled predominantly at NQ size (47.6 mm), while some of the Leader Reef intersections were drilled using a triple-tube core barrel (45 mm diameter core) in order to optimize the recovery of frail carbon material within this reef. All drill-core is logged by qualified geologists, who identify mineralized intervals which are then sampled. Sample intervals of between 20 cm and 50 cm are demarcated on the basis of lithological changes and the core is then split by means of a diamond saw. Geological logging and sampling was carried out under the supervision of Mr Muntingh.

Batches of samples are submitted to Anglo Research Laboratory in Johannesburg where they are prepared and analyzed for gold, silver and uranium. Anglo Research Laboratory is an ISO/IEC 17025 accredited laboratory. Gold and silver analyses were carried out using a fire assay technique with an ICP finish. Uranium is analyzed by XRF on a fused pellet. Quality control ("QC") procedures include the submission of at least one blank and one certified standard sample per reef or per 20 samples. Results of the standards are analyzed on a batch by batch basis, as is all internal Quality Assurance ("QA"/QC included by the laboratory which includes laboratory repeats, standards and blanks. Further details of the Wits Gold QA/QC procedures have been described in the Wits Gold Independent Technical Report.

Information concerning the geology, mineral occurrences, nature of mineralization, rock types and geological controls has previously been communicated in the Company's filed National Instrument 43-101 compliant Independent Technical Report dated November 2007, which can be viewed at www.sedar.com.

Forward-Looking Information
Certain statements in this news release may constitute forward-looking information within the meaning of securities laws. In some cases, forward looking information can be identified by use of terms such as "may", "will", "should", "expect", "believe", "plan", "scheduled", "intend", "estimate", "forecast", "predict", "potential", "continue", "anticipate" or other similar expressions concerning matters that are not historical facts. Forward-looking information may relate to management's future outlook and anticipated events or results, and may include statements or information regarding the future plans or prospects of the Company. Without limitation, statements about the expected timing of revised resource estimates are forward-looking information.

Forward looking information involves known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Company to be materially different from the future results, performance or achievements expressed or implied by such forward looking information. Such risks, uncertainties and other important factors include among others: economic, business and political conditions in South Africa; decreases in the market price of gold; hazards associated with underground and surface gold mining; the ability to attract and retain qualified personnel; labor disruptions; changes in laws and government regulations, particularly environmental regulations and mineral rights legislation including risks relating to the acquisition of the necessary licences and permits; changes in exchange rates; currency devaluations and inflation and other macro-economic factors; risk of changes in capital and operating costs, financing, capitalization and liquidity risks, including the

FILE NO 82-34986

risk that the financing required to fund all currently planned exploration and related activities may not be available on satisfactory terms, or at all; the ability to maximize the value of any economic resources. These forward-looking statements speak only as of the date of this document.

You should not place undue importance on forward-looking information and should not rely upon this information as of any other date. The Company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events except where required by applicable laws.

For further information please contact:

Marc Watchorn
Chief Executive Officer
Tel: +27 11 832 1749

Hethen Hira
Investor Relations
Tel: +27 11 832 1749

Johannesburg

8 April 2009